Filed by Cosan Limited
Pursuant to Rule 425 of the U.S. Securities Act of 1933, as amended
Subject of the offer: Cosan S.A. Indústria e Comércio
Commission File Number: 333-147235

COSAN LIMITED	COSAN S.A. INDÚSTRIA E COMÉRCIO
CVM no. 80071	Tax Enrollment no: 50.746.577/0001-15
Tax Enrollment No: 08.887.330/0001-52	N.I.R.E. 35.300.177.045
Public Traded Company

Cosan Limited Announces Filing of Request for Extension of the Expiration Date
and Postponement of the Auction Date related to the Exchange Offer

São Paulo, April 3, 2008 - Cosan Limited (“Cosan Limited”) hereby announces that a request was filed with the Comissão de Valores Mobiliários (“CVM”), the Brazilian securities commission, for an extension of the expiration date and the postponement of the auction date in connection with Cosan Limited’s offer to exchange up to all of the common shares issued by its subsidiary Cosan S.A. Indústria e Comércio (“Cosan”) for class A common shares, Brazilian Depositary Receipts representing class A common shares, or class B series 2 common shares of Cosan Limited, pursuant to the terms of the public announcement of the exchange offer published on March 6, 2008 (the “Announcement”).

The request was filed by Cosan Limited in response to the recent volatility in the Brazilian and international markets as well as requests made by shareholders of Cosan to extend the exchange offer period and, as a result, postpone the auction date.

The request is under review by the CVM.  If approved, the submission deadline will be extended to May 2, 2008, the expiration date will be extended to May 9, 2008, and the auction date will be extended to May 12, 2008. All other conditions of the exchange offer remain unchanged.

Cosan Limited will notify the public only to the extent our request is approved by the CVM.

Cosan Limited advises that Cosan’s shareholders should continue to endeavor to comply with the submission deadline for the exchange offer of April 4, 2008, in accordance with the terms of the Announcement because there is no assurance that the CVM will issue its decision with respect to our extension request before that date, or even that the request will be approved.

The registration statement on Form F-4, which has been filed with the U.S. Securities and Exchange Commission (“SEC”) to register Cosan Limited (the “Company”) shares to be issued in the proposed exchange offer (the “Transaction”), and the related prospectus contain important information about the Company, Cosan S.A. Indústria e Comércio (“Cosan”), the Transaction and related matters.  The Company has also filed, and intends to continue to file, additional relevant materials with the SEC.  Investors will be able to obtain copies of the offering document and other documents from the SEC’s Public Reference Room at 100 F Street N.E., Washington D.C., 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.  The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC.  The Company has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br.  YOU ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

 About COSAN S.A.

COSAN is one of the largest producers of sugar and ethanol in the world. With a crushing capacity of around 40 million tonnes of sugar cane, the Company holds over 8% of the local market.

CONTACT: COSAN S.A. Indústria e Comércio
Investor Relations (IR)

Paulo Diniz, CFO and Investor Relations Officer
Luiz Felipe Jansen Mello, Investor Relations Manager
Tel: (11) 3897-9797
e-mail: ri@cosan.com.br
website: www.cosan.com.br/ir

Media Relations
Máquina da Notícia
Press Office
Tel: (11) 3147-7900

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of COSAN. These are merely projections and, as such, are based exclusively on the expectations of COSAN’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in COSAN’s filed disclosure documents and are, therefore, subject to change without prior notice.